SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL’s Disclosure Best Practices

São Paulo, March 15, 2005 – GOL Linhas Aéreas Inteligentes (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-fare, low-cost airline, is committed to disclosure best practices in its regular communication process with the public markets. Since its initial listing in June 2004 on the Bovespa and the NYSE, GOL has built its Investor Relations (IR) program around three core principles: transparency, equal access to information, and equality of treatment. Highlighted among the Company’s fair disclosure policies and procedures are several initiatives:

  Disclosure Policy Manual. Prior to going public, GOL’s Board of Directors approved a Disclosure Policy and Procedures Manual which follows CVM Regulation 358 (related to disclosure and use of information about relevant acts or facts), SEC Regulation Fair Disclosure (Reg FD), and Mandated Edgar Filing for Foreign Issuers Rule. GOL’s Disclosure Policy Manual is available on its IR website.

  Multi-lingual IR Website. GOL continuously updates its IR website, which has been recognized as one of the Top 10 IR websites in Brazil. At www.voegol.com.br , investors and analysts can find a wealth of information, including financial statements, press and earnings releases, stock quotes, analyst coverage and recommendations, and market earnings estimates. Information is made available in both Portuguese and English language versions of the site.

  Global Webcasts. GOL’s quarterly earnings announcements are webcast live to investors, analysts and the press once per quarter. Presentations at investor conferences are webcast live on the Internet and made available on the Company’s IR website. Local market public meetings with analysts and investors - Apimec events - are broadcast live in Portuguese with a simultaneous English translation.

  Quarterly Financial Statements in BRGAAP and USGAAP. In addition to quarterly limited reviews, annual audits and full disclosure of its financial statements in Brazilian GAAP, GOL also provides quarterly limited reviews and annual audits of its financial statements in USGAAP. Both BRGAAP and USGAAP financial reports are disclosed to the market simultaneously each quarter.

  Earnings Guidance. GOL is one of the few companies in Latin America that provides guidance for the current year’s results. Guidance reduces earnings volatility and allows the Company to more freely discuss industry trends and expectations in line with Reg FD.

  Disclosure Committee. With the creation of its Disclosure Committee in 2005, GOL will be compliant with Section 302 of the Sarbanes Oxley Act of 2002.

GOL’s disclosure standards follow the guidelines of Exemplary Disclosure process. As a result, GOL ensures consistency and ongoing improvement of its information disclosure controls and performance, as it improves market perception of its commitment to corporate governance and compliance with the basic principles of disclosure best practices. GOL plans to continue to invest in its disclosure best practices and IR activities built on the three core principles: transparency, equal access to information, and equality of treatment.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL has a simplified fleet of Boeing 737s with a single-class of service. GOL has one of the youngest and most modern fleets in the industry with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best cost-benefit service in the market. GOL currently offers service to 39 major business and travel destinations in Brazil and Argentina. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, schedules and fares, please visit www.voegol.com.br or call 0300-789-2121 in Brazil, or 55 11 2125-3200 from outside Brazil. GOL: Here everyone can fly!

CONTACT: Gol Linhas Aéreas Inteligentes S.A.
Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

or

Media - International:	Media - Brazil:
Gavin Anderson	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0342
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.